UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The unaudited consolidated financial statements of AGM Group Holdings Inc. and its subsidiaries as of and for the six months ended June 30, 2019 are filed as Exhibit 99.1 and are incorporated by reference herein.

The audited consolidated financial statements of Anyi Network Inc. and its subsidiaries as of and for the fiscal years ended December 31, 2018 and 2017 are filed as Exhibit 99.2 and are incorporated by reference herein.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations are filed as Exhibit 99.3 and are incorporated by reference herein.

The unaudited pro forma condensed financial statements of AGM Group Holdings Inc. and its subsidiaries relating to the acquisition of the capital shares of Anyi Network Inc. as of the form the fiscal years ended December 31, 2018 and 2017 are filed as Exhibit 99.4 and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Six Months Financial Statements for the Period Ended June 30, 2019 and 2018
Exhibit 99.2	Audited Consolidated Financial Statements of Anyi Network Inc. and its subsidiaries as of and for the Fiscal Years ended December 31, 2018 and 2017
Exhibit 99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.4	Unaudited Pro Forma Condensed Financial Statements of AGM Group Holdings Inc. and its subsidiaries relating to the Acquisition of the Capital Shares of Anyi Network Inc. as of and for the Fiscal Years ended December 31, 2018 and 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer

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